UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 58698/October 1, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13193

In the Matter of :	
:	ORDER MAKING FINDINGS AND
B.B. WALKER CO., :	REVOKING BY DEFAULT
BELLATRIX INTERNATIONAL, INC., :	REGISTRATIONS OF
BELMONT RESOURCES, INC., :	B.B. WALKER CO.,
BERES INDUSTRIES, INC., :	BERES INDUSTRIES, INC.,
BEST PRODUCTS CO., INC., :	BEST PRODUCTS CO., INC.,
BETHLEHEM CORP., and :	BETHLEHEM CORP., and
BOGUE ELECTRIC :	BOGUE ELECTRIC MANUFACTURING CO.
MANUFACTURING CO. (n/k/a :	(n/k/a BOGUE INTERNATIONAL, INC.)
BOGUE INTERNATIONAL, INC.) :	

SUMMARY

This Order revokes the registrations of registered securities of Respondents B.B. Walker Co. (B.B. Walker), Beres Industries, Inc. (Beres), Best Products Co., Inc. (Best Products), Bethlehem Corp. (Bethlehem), and Bogue Electric Manufacturing Co. (n/k/a Bogue International, Inc.) (Bogue).[1] The revocations are based on their repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on September 15, 2008, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. B.B. Walker, Beres, Best Products, Bethlehem, and Bogue were served with the OIP in accordance with 17 C.F.R.

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[1] The proceeding has ended as to Belmont Resources, Inc. B.B. Walker Co., Exchange Act Release No. 58641 (Sept. 25, 2008). The proceeding continues as to Bellatrix International, Inc., which filed an Answer to the Order Instituting Proceedings on September 22, 2008.

§ 201.141(a)(2)(ii) on September 17, 2008.[2] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, they have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, they are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

B.B. Walker (CIK No. 104218)[3] is a dissolved North Carolina corporation located in Asheboro, North Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). B.B. Walker is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended August 4, 2001, which reported a net loss of over $1.5 million for the prior nine months. On January 14, 2002, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Middle District of North Carolina, and the case was closed on November 28, 2006. As of September 11, 2008, the company's common stock (symbol "WLKBQ") was quoted on the Pink Sheets, had four market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Beres (CIK No. 790710) is a revoked New Jersey corporation located in Lakewood, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Beres is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[4] for the period ended December 31, 2002, which reported a net loss of $95,000 for the prior three months. As of September 11, 2008, the company's common stock (symbol "BERS") was quoted on the Pink Sheets, had eight market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Best Products (CIK No. 11821) is a terminated Virginia corporation located in Richmond, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Best Products is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended November 2, 1996, which reported a net loss of over $266 million for the prior thirteen weeks. On September 24, 1996, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Eastern District of Virginia, and the case was closed on July 19, 1999. As of September 11, 2008, the company's common stock (symbol "BESOQ") was quoted on the Pink Sheets, had four market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

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[2] Each corporation was served with the OIP by personal service on an officer or by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[3] The CIK number is a unique identifier for each corporation in EDGAR. The user can retrieve filings of a corporation by using its CIK number.

[4] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a)(1); see generally 17 C.F.R. §§ 228.10-.703 (Regulation S-B) (setting forth disclosure requirements for small business issuers).

Bethlehem (CIK No. 11856) is a Pennsylvania corporation located in Easton, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Bethlehem is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended February 28, 2001, which reported a net loss of over $1.7 million for the prior three months. As of September 11, 2008, the company's common stock (symbol "BEHP") was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Bogue (CIK No. 12953) is a New Jersey corporation located in Paterson, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Bogue is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1998, which reported a net loss of $150,082 for the prior nine months in an unaudited financial statement. As of September 11, 2008, the company's common stock (symbol "BGUE") was quoted on the Pink Sheets, had fifteen market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, B.B. Walker, Beres, Best Products, Bethlehem, and Bogue violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the stock of B.B. Walker, Beres, Best Products, Bethlehem, and Bogue will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Their violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002).

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of B.B. Walker Co. is REVOKED;

the REGISTRATION of the registered securities of Beres Industries, Inc., is REVOKED;

the REGISTRATION of the registered securities of Best Products Co., Inc., is REVOKED;

the REGISTRATION of the registered securities of Bethlehem Corp. is REVOKED; and

the REGISTRATION of the registered securities of Bogue Electric Manufacturing Co. (n/k/a Bogue International, Inc.) is REVOKED.

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Carol Fox Foelak
Administrative Law Judge